Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Four Nuveen CEFs Announce Preliminary Results of Tender Offers

CHICAGO, September 22, 2014 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the preliminary results of the tender offers conducted by each of the closed-end funds listed below.

Nuveen Dividend Advantage Municipal Fund 3 (NYSE MKT: NZF)

Nuveen Dividend Advantage Municipal Income Fund (NYSE MKT: NVG)

Nuveen Municipal Advantage Fund, Inc. (NYSE: NMA)

Nuveen Quality Income Municipal Fund, Inc. (NYSE: NQU)

As previously announced, each fund conducted a tender offer for up to 10% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share determined on the expiration date. Each fund’s tender offer, which expired at 5:00 p.m. Eastern time on Friday, September 19, 2014, was oversubscribed. Because the number of shares tendered exceeded the number of shares the funds offered for purchase, each fund will purchase the maximum percentage of its respective outstanding common shares on a pro-rata basis in accordance with the number of shares tendered by each shareholder and the terms of the Offer to Purchase.

Based on preliminary information, the following number of common shares of each fund were tendered:

NZF:	18,623,127 shares tendered, representing approximately 46.1 % of the fund’s common shares outstanding
NVG:	13,045,950 shares tendered, representing approximately 44.0 % of the fund’s common shares outstanding
NMA:	14,669,190 shares tendered, representing approximately 33.6 % of the fund’s common shares outstanding
NQU:	15,762,460 shares tendered, representing approximately 29.0 % of the fund’s common shares outstanding

These figures do not include shares tendered through notice of guaranteed delivery. The funds currently expect to announce the final results of the tender offers on Friday, September 26, 2014.

For more information on these and other Nuveen closed-end funds please visit www.nuveen.com/cef.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. In total, Nuveen Investments managed $231 billion as of June 30, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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